Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
IVORIAN BUSINESSES MAKE BIG CONTRIBUTION TO DEVELOPMENT OF NEW GOLD MINE
Tongon, Côte d’Ivoire, 24 April 2010 — Local businesses are making a significant contribution to the development of Randgold Resources’ new mine at Tongon, chief executive Mark Bristow said here today. The mine, now rapidly taking shape, is scheduled to pour its first gold in the fourth quarter of this year.
Speaking at a media day on site, Bristow said that thanks to capacity and quality improvements, Randgold had been able to increase the use of locally produced steel from 300 tonnes to over 800 tonnes, which is more than 20% of the total of 3 800 tonnes which will go into the mine’s construction. All the steel required for the first phase of the project has already been produced and the final 1 400 tonnes are now being manufactured.
Many local businesses are being used for the development of the project. These include construction contractors, metal constructors and transporters. Local professionals have also been retained for the electrical and civil work.
Bristow also noted that the transport of goods to the site had to date required 1 660 truck trips between the port of San Pedro and the mine. All the trucks are being provided and operated by Ivorian companies and, despite the ruggedness of the route, there have been only two minor accidents so far. Ten breakbulk vessels have already delivered 31 000 freight tons of equipment and materials for the mine through San Pedro. Only two more are due, of which one is on its way from Durban while the other will be loaded at Jeddah towards the end of June. Once their cargoes have been received, 99% of all the requirements for the first two phases of the mine’s development will be on site.
Construction activity is at its peak level at present, with more than 1 600 workers on site. Randgold hopes that many of these workers can eventually be absorbed into the mine’s permanent workforce or allied business activities after suitable training by the company and its partners.
In other developments, Randgold has built two schools for the local communities and is currently completing the construction of 120 permanent houses for employees. It is also financing a 90kV power line from Korhogo to Tongon and has rebuilt the roads between Tongon and Korhogo as well as M’bengue.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Group General Manager	Côte d’Ivoire Country	Investor & Media Relations
Dr Mark Bristow	West Africa	Manager	Kathy du Plessis
+223 6675 0122	Mahamadou Samaké	Bodiel N’Diaye	+44 20 7557 7738
+44 788 071 1386	+223 6675 6136	+225 05 04 93 87	randgoldresources@dpapr.com
Website: www.randgoldresources.com
ABOUT RANDGOLD:
Randgold Resources is an African focused gold mining and exploration company with primary listings on the London Stock Exchange and Nasdaq. Major discoveries to date include the Morila deposit in southern Mali, the Yalea deposit and the Gounkoto deposit, both in western Mali, the Tongon deposit in the Côte d’Ivoire and the Massawa deposit in eastern Senegal.
Randgold Resources financed and built the Morila mine which since October 2000 has produced more than 5.5 million ounces of gold and distributed more than US$1.5 billion to stakeholders. It also financed and built the Loulo operation which started as two open pit mines in November 2005. Since then, an underground mine has been developed at the Yalea deposit and construction of a second underground operation is underway at the Gara deposit. First gold production from the company’s new mine being developed at Tongon is scheduled for the fourth quarter of 2010.
Randgold’s current major projects are Gounkoto on the Loulo permit in Mali, Massawa in Senegal and Kibali in the Democratic Republic of the Congo. In 2009 the company acquired a 45% interest in the Kibali project, which now stands at 9.2 million ounces of reserves and is one of the largest undeveloped gold deposits in Africa. Randgold also has an extensive portfolio of organic growth prospects, which is constantly replenished by intensive exploration programmes in Burkina Faso, Côte d’Ivoire, DRC, Mali and Senegal.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2010, and in the section entitled ‘Risk Factors’ in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.